                     April 9, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Insight Trust

(Virtus Short/Intermediate Bond Fund and

Virtus Tax-Exempt Bond Fund)

CIK 0001003859

(File No. 811-07447)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Edward Bartz of the staff of the Securities and Exchange Commission (the “SEC”) on April 5, 2012, pertaining to the preliminary proxy statement on Schedule 14A that was filed by Virtus Insight Trust (the “Registrant”) on behalf of Virtus Short/Intermediate Bond Fund and Virtus Tax-Exempt Bond Fund on March 29, 2012. Where noted, changes, as applicable, have been made to the prospectus/proxy statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:	On page 8 in the section MORE INFORMATION ABOUT THE SUBADVISER, please provide more detailed information about Messrs. Albrycht and Caron pertaining to their employment with Goodwin.

	Response:	The information on the portfolio managers has been revised as follows:

David L. Albrycht, CFA, serves as Chief Investment Officer – Multi-Sector Strategies and Senior Portfolio Manager. Prior to joining the Subadviser in 2011, Mr. Albrycht was Executive Managing Director (2008 to 2011) and Vice President (2005 to 2008), Fixed Income, of Goodwin Capital Advisors (“Goodwin”), an investment management company that was a subsidiary of Phoenix Life Insurance Company and previously an affiliate of VIA. He managed fixed income portfolios for Goodwin affiliates since 1991.

Benjamin Caron, CFA, serves as Managing Director and Portfolio Manager. Prior to joining the Subadviser in 2011, Mr. Caron was on the fixed income team at Goodwin, assisting the senior portfolio manager in the management of several Virtus open-end mutual funds and two fixed income variable insurance products. He joined Goodwin

BOSTON    NEW YORK    WASHINGTON, DC

EDGAR Operations Branch

April 9, 2012

in 2002 as a client service associate for the institutional markets group focusing on institutional fixed income clients.

2.	Comment:	On page 11 in the section Basis for the Board’s Recommendation, please remove the statement that Short/Intermediate Bond Fund is expected to be managed more conservatively by the Subadviser.

	Response:	The sentence has been revised as follows:

“Short/Intermediate Bond Fund is also expected to invest in securities with shorter duration and average maturity when managed by the Subadviser as compared to how it was managed by Harris.”

3.	Comment:	On page 11 at the bottom of the right column, please add a reference that below investment grade rated securities are commonly known as junk bonds.

	Response:	The sentence has been revised as follows:

“The fund may invest up to 20% of its total assets in below investment grade rated securities (commonly known as junk bonds) at time of purchase.”

4.	Comment:	On page14 in the High Yield-High Risk Fixed Income Securities Risk disclosure, please add disclosure that these are speculative in nature.

	Response:	The risk disclosure has been revised as follows:

“High Yield-High Risk Fixed Income Securities (Junk Bonds) Risk. The risk that the issuers of high yield-high risk securities in the fund’s portfolio will default, that the prices of such securities will be volatile, and that the securities will not be liquid. The prospect for repayment of principal and interest on these securities may be speculative.”

*        *        *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

EDGAR Operations Branch

April 9, 2012

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	Kevin J. Carr, Esq.
Ann Flood